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                         Filed by: CSX Corporation, Norfolk Southern Corporation
                                               and Consolidated Rail Corporation
                                                            Pursuant to Rule 425
                                   under the Securities Act of 1933, as amended.

                                  Subject Company: Consolidated Rail Corporation
                                          Commission File Nos: 1-8022 and 1-8339



                            DETAILED DESCRIPTIONS OF
                  PROPOSED TRANSACTION AND DEBT RESTRUCTURING
                  -------------------------------------------


        The following describes in greater detail the proposed transaction and debt restructuring that was announced by CSX Corporation ("CSX"), Norfolk Southern Corporation ("NS") and Consolidated Rail Corporation ("CRC") in their joint press release, dated June 4, 2003.

I.   PROPOSED CONSOLIDATION OF NYC WITH CSX AND PRR WITH NS

        Subject to, among other things, the receipt of an appropriate ruling from the Internal Revenue Service that the transaction will qualify for tax-free treatment as well as approvals from the United States Surface Transportation Board, the proposed transaction is expected to be completed in the following series of consecutive steps, occurring at approximately the same point in time:

    1. CSX Transportation, Inc., CSX's wholly-owned railroad subsidiary ("CSXT"), will create a new wholly owned subsidiary corporation ("NYC Newco"), and Norfolk Southern Railway Company, NS's wholly-owned railroad subsidiary ("NSR"), will create a similar subsidiary corporation ("PRR Newco") to effectuate the spin-off.1

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1  CSXT and NSR will create these new subsidiary corporations before the consummation of the proposed transaction. The names "NYC Newco" and "PRR Newco" are illustrative, and are used herein only for the purposes of describing the anticipated structure of the proposed transaction;



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2.      CRC will transfer its membership interest in New York Central Lines LLC
        ("NYC") to NYC Newco in exchange for NYC Newco's issuance to CRC of common stock sufficient to provide CRC 99.9 percent of the then-outstanding common stock of NYC Newco, and CRC will transfer its membership interest in Pennsylvania Lines LLC ("PRR") to PRR Newco in exchange for PRR Newco's issuance to CRC of common stock sufficient to provide CRC 99.9 percent of the then-outstanding common stock of PRR Newco. As a result of this step in the proposed transaction, CRC will own 99.9 percent of the common stock of and will control NYC Newco (which will wholly own and control NYC), and will own 99.9 percent of the common stock of and will control PRR Newco (which will wholly own and control PRR).

3. The stock of NYC Newco will be transferred successively up the Conrail corporate family ladder from CRC to Conrail, Inc. ("CRR"), from CRR to Green Acquisition Corp., and from Green Acquisition Corp. to CRR Holdings LLC. CRR Holdings LLC will then transfer the NYC Newco stock to CSX Rail Holding Corporation ("CSX Rail") and CSX Northeast Holding Corporation ("CSX Northeast"), both of which are wholly owned subsidiaries of CSX. CSX Rail and CSX Northeast will transfer the NYC Newco stock to CSX, which will then transfer it to CSXT. Similarly, the stock of PRR Newco will be transferred successively from CRC to CRR to Green Acquisition Corp. to CRR Holdings LLC and then, successively, to


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the newly created corporations may have different names, but will have the same assets,


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        NS and NSR.  As a result of this step in the transaction, CSXT will wholly own and control NYC Newco (which will wholly own and control NYC) and NSR will wholly own and control PRR Newco (which will wholly own and control PRR).2

4. NYC will be merged with and into NYC Newco, with NYC Newco as the surviving company, and PRR will be merged with and into PRR Newco, with PRR Newco as the surviving company. As a result of this step in the transaction, the business, assets and operations of NYC will reside in a wholly owned subsidiary of CSXT (NYC Newco) and the business, assets and operations of PRR will reside in a wholly owned subsidiary of NSR (PRR Newco).

5. NYC Newco will be merged with and into CSXT and PRR Newco will be merged with and into NSR, thereby completing the consolidation of NYC's business, assets and operations within CSXT and of PRR's business, assets and operations within NSR.

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attributes, and functions.

2 Shortly before closing, the parties will obtain an independent valuation of NYC and PRR by an investment banking firm. If the respective fair market values of NYC and PRR are not equal to 42%/58% of their combined value at the time of closing, the parties will seek to agree on steps to resolve this disparity. Unlike the periodic revaluation required under the current corporate structure, this valuation will be conducted only once, and any resulting adjustment (referred to as the "True Up") will be consummated on the closing date of the proposed transaction.





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II.     PROPOSED DEBT RESTRUCTURING

        The proposed debt restructuring will be accomplished as follows:

1. With respect to the preexisting unsecured debt issued by CRC, CSX and NS will cause NYC Newco and PRR Newco, respectively, to issue their own debt securities that will be offered in a tax-free exchange, through a series of consecutive steps occurring at approximately the same point in time, for the existing unsecured debt of CRC. The new debt securities offered by NYC Newco and PRR Newco will have the same maturity dates, principal and interest payment dates and interest rates as those of the respective issues of CRC unsecured debentures. The new debt securities offered by NYC Newco will be fully and unconditionally guaranteed by CSXT, and the new debt securities offered by PRR Newco will be fully and unconditionally guaranteed by NSR. NYC Newco and PRR Newco will issue debt securities in a combined aggregate principal amount equal to the aggregate principal amount of CRC's unsecured debentures to be tendered (by the holders of CRC's debentures) in the proposed exchange offer. These NYC Newco and PRR Newco debt securities will be issued (in a series of consecutive steps occurring at approximately the same time) to the holders of CRC's unsecured debentures who elect to exchange their existing CRC debentures for the newly issued NYC Newco and PRR Newco debt securities (with NYC Newco becoming the new obligor for securities equal to 42 percent and PRR Newco becoming the new obligor for securities equal to 58 percent of each CRC unsecured debenture tendered in the exchange offer). A condition of acceptance of the





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        exchange will be the grant by the exchanging bondholder of a consent that allows the proposed transaction to go forward, including the issuance of the securities contemplated by the proposed transaction, and the termination of most of the restrictive covenants contained in the indenture under which CRC issued its unsecured debentures (the "Unsecured Indenture"). The exchanged CRC debentures will be cancelled. The exchange offer will include a customary "exit" consent solicitation which will permit the transfer of ownership of NYC and PRR and the other elements of the proposed transaction as described above. Given the voluntary nature of the exchange offer, some debtholders may choose not to exchange their existing unsecured CRC debentures for the new NYC Newco and PRR Newco debentures. In that event, these debtholders would continue to hold their existing unsecured CRC debentures, without most of the original covenants.

2. With respect to CRC's secured equipment financing agreements, all of these secured debt obligations will remain obligations of CRC. CRC will sublease approximately 42 percent of its encumbered equipment to NYC Newco and approximately 58 percent of its encumbered equipment to PRR Newco, respectively.3 The sublease obligations of NYC Newco and

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3 NYC Newco and PRR Newco will utilize a grantor trust structure for certain equipment secured by financing agreements entered into prior to October 1994 (in order to preserve for the secured parties to such financing agreements the benefits of Section 1168, as in effect prior to its amendment on that date). Under this structure, CRC will sublease the relevant equipment to PRR Newco and NYC Newco under capital leases for tax purposes. PRR Newco and NYC Newco will create bankruptcy-remote grantor trusts and transfer their rights and obligations under the capital leases to their respective grantor trusts. The trusts then will sublease the

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        PRR Newco will be assumed by CSXT and NSR respectively in connection with the proposed transaction upon merger of the Newcos into CSXT and NSR.

        In all of CRC's secured equipment financings, holders of CRC's secured debt instruments are entitled to the benefit of Section 1168 of the Bankruptcy Code (11 U.S.C. Section 1168), which provides certain protections to creditors under railroad equipment leasing and financing arrangements. In order to preserve the existing protections that CRC's secured debtholders enjoy under
Section 1168, all of the subleases described above will provide, among other things, that: (1) any such sublease will be junior and subordinate to the controlling agreement and the holders of CRC's secured debt; (2) the sublessee, upon default by CRC under the controlling agreement, will surrender possession of the equipment in accordance with the terms of the controlling agreement; and
(3) each sublessee in possession of equipment will be a railroad against which
Section 1168 protection would be available.



                  ADDITIONAL INFORMATION AND WHERE TO FIND IT
                  -------------------------------------------

        Registration statements on Form S-4 will be filed with the U.S. Securities and Exchange Commission (SEC) in connection with the proposed exchange offer. Prospectuses and related exchange offer materials will be mailed to holders of CRC's unsecured debentures in connection with the proposed exchange offer. These documents will contain important information about the proposed transaction and the proposed exchange offer. Investors and holders of CRC's unsecured debentures are urged to read these documents carefully when they

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relevant equipment to NSR and CSXT under true leases for tax purposes, and assign payments under those subleases to Conrail. After NYC Newco and PRR Newco are distributed to CSXT and NSR, but before being merged into CSXT and NSR, NYC Newco and PRR Newco each


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become available. Upon the filing of these documents with the SEC, investors and holders of CRC's unsecured debentures will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of these documents, once filed with the SEC, may be obtained from CRC by directing a request to: Consolidated Rail Corporation, 2001 Market Street, Philadelphia, PA 19103, Attention: Corporate Secretary,
(215) 209-4054.

        In addition to the registration statements and prospectuses, CSX and NS file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public through the website maintained by the SEC at http://www.sec.gov.



                           FORWARD-LOOKING STATEMENTS
                           --------------------------

        This description contains forward-looking statements within the meaning of the Federal securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the control of CSX Corporation, Norfolk Southern Corporation and Consolidated Rail Corporation and could materially affect actual results, performance or achievements. These factors include, without limitation, that completion of the aforementioned offering is subject to, among other things, regulatory approvals and market conditions, that no assurance can be given that the offering can be completed under acceptable terms or on the anticipated timetable, and other risks and uncertainties detailed from time to time in the filings of CSX Corporation and Norfolk Southern Corporation with the SEC.

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would transfer the beneficial interest in its grantor trust to a corporation that is a subsidiary of CSX and NS, respectively, other than CSXT and NSR.


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